

April 29, 2014

Via E-mail
Mark Garrett
Executive Vice President and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

     Re: Adobe Systems Incorporated
            Form 10-K for the Fiscal Year Ended November 29, 2013
            Filed January 21, 2014
            Form 10-Q for the Quarterly Period Ended February 28, 2014
            Filed March 28, 2014
            File No. 000-15175

Dear Mr. Garrett:

We have reviewed your letter dated April 17, 2014 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 7, 2014.

Form 10-K for the Fiscal Year Ended November 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill Impairment, page 37

1.   Your response to prior comment 2 indicates that if the excess fair value over the carrying value falls below 10% of its carrying value that you will determine whether additional disclosure is appropriate. Please tell us how you determined that 10% was substantially

in excess and therefore not at risk of failing step one of the impairment test. In this regard, we note that we do not believe that 10% is substantially in excess.

Product Backlog, page 44

2.   We note your response to prior comment 5 indicates that unbilled backlog "is not a firm metric." Please confirm whether the backlog orders in question are believed to be firm. In this regard, the disclosure required by Item 101(C)(1)(viii) of Regulation S-K is for orders believed to be firm.

Form 10-Q for the Quarterly Period Ended February 28, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Other Liquidity and Capital Resources Considerations, page 39

3.   We note your response to prior comment 6. Please tell us whether the amount of cash and investments held by your foreign subsidiaries is consistent on a quarterly and annual basis. As part of your response, please tell us the percentage of cash and investments held by foreign subsidiaries for each of the quarters in fiscal year ended November 29, 2013 as well as the quarter ended February 28, 2014.   Please note that if there are significant fluctuations in these amounts we believe that disclosure of the amount of foreign cash and investments held should be disclosed in your Form 10-Q.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief